

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 17, 2006

Mr. Thomas E. Chorman
President, Chief Executive Officer and Principal Financial Officer
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

> **RE: Foamex International Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year ended January 1, 2006**
> **File No. 0-22624**
>
> **Foamex L.P.**
> **Form 10-K for the Fiscal Year ended January 1, 2006**
> **File No. 1-11432**
>
> **Foamex Capital Corporation**
> **Form 10-K for the Fiscal Year ended January 1, 2006**
> **File No. 1-11436**

Dear Mr. Chorman:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Foamex International Inc.

Form 10-K for the year ended January 1, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable. Our comments on the Form 10-K you filed for Foamex International Inc. also pertain to the Form 10-K you filed for Foamex L.P. and Foamex Capital Corporation.

Item 9A Controls and Procedures, page 32

Changes in Internal Control over Financial Reporting, page 32

2. You made references to a Special Consultant that provided a report to the SEC stating that all significant internal control deficiencies as of January 2, 2005 had been remediated. Please disclose the name of the Special Consultant in the filing.

3. You disclosed that no changes in internal control over financial reporting occurred during the fourth quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting except as set forth in a previous paragraph. Please revise to disclose, without any qualification, whether there were or were not changes made during the fourth quarter to internal controls over financial reporting and, if so, please specifically identify the changes in internal controls over financial reporting that occurred during the quarter.

Financial Statements

General

4. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, general and administrative expenses.

Consolidated Statements of Operations, page F-6

5. Please disclose the extent to which interest expense differs from the contractual amount of interest expense parenthetically on the face of the statements of operations. Please refer to paragraph 29 of SOP 90-7.

Consolidated Statements of Cash Flows, page F-7

6. Since you prepare your statements of cash flows under the indirect method, please disclose in a supplementary schedule or in the notes to the financial statements details of operating cash receipts and payments resulting from the reorganization. Please refer to paragraph 31 of SOP 90-7.

Note 7 – Impairment, Restructuring and Other Charges, page F-20

7. You recognized impairment charges for property, plant and equipment at certain production facilities of 15,300,000 in 2005 and $1,300,000 in 2004. Please tell us why these impairment charges were not classified within cost of goods sold. Please cite for us relevant authoritative literature to support your accounting.

Note 8 – Gain on Sale of Business, page F-21

8. You excluded a gain of $29,719,000 on the sale of property, plant and equipment from income from operations. Please tell us how you determined that it was appropriate to exclude the gain from the sale of operating assets from your income from operations given the guidance of paragraph 45 of SFAS 144.

Note 15 – Business Segments, page F-36

9. You disclosed income (loss) from operations of $113,029,000 in 2005 in your Other segment. Less than one-half of this loss appears to be due to fixed asset and goodwill impairment charges of $15,300,000 and $35,400,000 and restructuring charges of $1,500,000. Please identify, quantify and describe corporate expenses or losses not allocated to your other business segments. Please also tell us why corporate expenses allocated to your Other segment could not be allocated to your other reportable segments. Please refer to paragraph 32 of SFAS 131.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief